Via Facsimile and U.S. Mail
Mail Stop 6010

October 28, 2008

Mr. Abraham Havron
Chief Executive Officer
Modigene Inc.
3 Sapir Street
Weizmann Science Park
Nes-Ziona, Israel 74140

Re: Modigene Inc.
         Form 10-KSB/A for the Year Ended December 31, 2007
         Form 10-Q/A for the Quarter Ended March 31, 2008
         File No. 000-52691

Dear Mr. Havron:

        We have reviewed your September 11, 2008 response to our August 27, 2008 letter and amendments to Forms 10-KSB and 10-Q filed October 2, 2008. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

10-KSB/A for the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 38

1.   Your revised disclosure under Item 307 of Regulation S-B provides two conclusions on the effectiveness of your disclosure controls and procedures. You disclose in the first paragraph that disclosure controls and procedures were effective as of the end of the period covered by this report and then conclude in the second paragraph that disclosure controls and procedures were not effective at a "reasonable assurance level" as a result of a material weakness identified after a special evaluation of the Company's internal control over financial reporting. Please revise your disclosure to provide only one conclusion and state, if true, that your principal executive and principal financial officers concluded that your disclosure controls and procedures as

of the end of the period covered by the report were not effective. If you use the term "at a reasonable assurance level", please expand your disclosure to clarify that disclosure controls and procedures were designed to provide "reasonable assurance" that the controls and procedures will meet their objectives. This comment also applies to amendment number two to your Form 10-Q for March 31, 2008.

<u>Management's Annual Report on Internal Control over Financial Reporting, page 39</u>

2.   Please refer to prior comment four. You disclose that you "identified a material weakness related to an inappropriate purchase accounting treatment for the reverse merger transaction" however you disclose that management concluded that your internal control over financial reporting was effective at December 31, 2007. Please refer to Item 308T(a)(3) of Regulation S-B that states "management is not permitted to conclude that the small business issuer's internal control over financial reporting is effective if there are one or more material weaknesses in the small business issuer's internal control over financial reporting." Please disclose in your amended Form 10-KSB management's revised conclusion that your internal control over financial reporting was not effective at December 31, 2007.

3.   Consistent with your response to prior comment five, please revise your disclosure to state that management's evaluation of the effectiveness of internal control over financial reporting was conducted in accordance with the interpretive guidance issued in Release No. 34-55929.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant